Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

FOR IMMEDIATE RELEASE

AMR CORPORATION AND US AIRWAYS ANNOUNCE BOARD OF DIRECTORS

FOR THE NEW AMERICAN AIRLINES

FORT WORTH, TX, and TEMPE, AZ, June 10, 2013 – AMR Corporation (OTCQB: AAMRQ), the parent company of American Airlines, Inc., and US Airways Group, Inc. (NYSE: LCC) today announced the members of the Board of Directors of the combined company, American Airlines Group Inc., effective after the closing of the companies’ expected merger.

As previously announced, the Board of Directors will be comprised of twelve members. Thomas Horton, chairman, president and chief executive officer of AMR will serve as Chairman of the combined airline’s Board of Directors through its first annual meeting of shareholders. Doug Parker, chairman and CEO of US Airways Group, will serve as Chief Executive Officer and a member of the Board of Directors. Mr. Parker will assume the position of Chairman of the Board following the conclusion of Mr. Horton’s service.

In addition to Messrs. Horton and Parker, the Board will be comprised of the following individuals, who the companies believe have the experience, breadth and perspective to guide the new American Airlines to create value for all of the company’s stakeholders:

•	John T. Cahill, Lead Independent Director

•	James F. Albaugh

•	Jeffrey D. Benjamin

•	Michael J. Embler

•	Matthew J. Hart

•	Alberto Ibargüen

•	Richard C. Kraemer

•	Denise M. O’Leary

•	Ray M. Robinson

•	Richard P. Schifter

As previously announced, AMR and US Airways agreed to combine to create the new American Airlines, a premier global carrier. Headquartered in Dallas-Fort Worth, the new American Airlines will become a highly competitive alternative for consumers to other global carriers and is expected to offer more than 6,700 daily flights to 336 destinations in 56 countries. The combined airline will offer customers more

—more—

AMR CORPORATION AND US AIRWAYS ANNOUNCE BOARD OF DIRECTORS FOR THE NEW AMERICAN AIRLINES

June 10, 2013

choices and increased service across a larger worldwide network and through an enhanced oneworld® Alliance. Together, American Airlines and US Airways are expected to operate a mainline fleet of almost 950 aircraft and employ more than 100,000 team members worldwide. The merger is subject to regulatory approvals, approval by US Airways shareholders, other customary closing conditions and confirmation of American Airlines’ Plan of Reorganization by the U.S. Bankruptcy Court for the Southern District of New York.

About the Directors

Thomas W. Horton (Age 52). Mr. Horton has served as a director of AMR Corporation and American since 2011. Mr. Horton was named Chairman and Chief Executive Officer of AMR and American in November 2011, and also continues to serve as President of AMR and American. Previously, Mr. Horton served as Executive Vice President—Finance and Planning and Chief Financial Officer of AMR and American starting in March 2006 upon returning to American from AT&T. He was named President in July 2010. At AT&T, he served as Vice Chairman and Chief Financial Officer. Mr. Horton initially joined American in 1985 and held a range of senior financial positions with American. From 1998 to 2000, he was Vice President responsible for the airline’s international business, based in London. In January 2000, Mr. Horton became Senior Vice President and Chief Financial Officer of AMR. Mr. Horton serves on the board of directors of Qualcomm Incorporated.

W. Douglas Parker (Age 51). Mr. Parker has served as Chairman of the Board and Chief Executive Officer of US Airways Group and US Airways since 2005. Mr. Parker also served as President of US Airways Group and US Airways from 2005 to 2006. Mr. Parker served as Chairman of the Board and Chief Executive Officer of America West Holdings Corporation (America West) and America West Airlines, Inc. (AWA) from 2001 to 2007 and served as a director of America West and AWA from 1999 to 2007. Mr. Parker joined AWA as Senior Vice President and Chief Financial Officer in 1995. He was elected President of AWA in 2000 and Chief Operating Officer of AWA in 2000. Mr. Parker served on the board of directors of Pinnacle West Capital Corporation from 2007 until February 2012.

John T. Cahill (Age 56). Mr. Cahill has served as the Executive Chairman of Kraft Foods Group, Inc., a food and beverage company, since October 2012. He joined Kraft Foods, Inc., the former parent of Kraft Foods Group, in January 2012 as Executive Chairman, North American Grocery, and served in that capacity until October 2012. Prior thereto, he served as an industrial partner at Ripplewood Holdings LLC, a private equity firm, from 2008 to 2011. Mr. Cahill spent nine years with The Pepsi Bottling Group, Inc., a beverage manufacturing company, most recently as Chairman and Chief Executive Officer from 2003 to 2006 and Executive Chairman until 2007. Mr. Cahill previously spent nine years with PepsiCo, Inc., a food and beverage company, in a variety of leadership positions. Mr. Cahill currently serves as a member of the board of directors of Colgate-Palmolive Company, a consumer products company, and as a director of Legg Mason, Inc., an investment management firm. Mr. Cahill has also served on the board of directors of Frontier Holdings, Inc., the parent of Frontier Airlines.

James F. Albaugh (Age 63). Mr. Albaugh has been a senior advisor to The Blackstone Group L.P. since December 2012. Prior thereto, he was President and Chief Executive Officer of The Boeing Company’s Commercial Airplanes business unit from September 2009 through June 2012. Prior to that position, Mr. Albaugh was President and Chief Executive Officer of Boeing’s Integrated Defense Systems business unit from July 2002 to September 2009. Prior to that time, Mr. Albaugh, who joined Boeing in 1975, held various executive positions, including President and Chief Executive of Space and Communications and

AMR CORPORATION AND US AIRWAYS ANNOUNCE BOARD OF DIRECTORS FOR THE NEW AMERICAN AIRLINES

June 10, 2013

President of Space Transportation. Mr. Albaugh was a member of Boeing’s Executive Council from 1998 through 2012. Mr. Albaugh is a member of the board of directors of TRW Automotive Holdings Corp. He is also President Elect of the American Institute of Aeronautics and Astronautics; a fellow of the Royal Aeronautical Society; an elected member of the International Academy of Aeronautics and the National Academy of Engineering; a member of the Board of Governors of the Wings Club; a member of the board of trustees of Willamette University and a member of the board of visitors of Columbia Engineering School.

Jeffrey D. Benjamin (Age 51). Mr. Benjamin has been a senior advisor to Cyrus Capital Partners, L.P., a registered investment adviser, since June 2008 and serves as a consultant to Apollo Global Management, LLC, a private investment fund. He was a senior advisor to Apollo Global Management, LLC from 2002 to 2008. Mr. Benjamin serves on the boards of directors of Caesars Entertainment Corp., Exco Resources, Inc., and Chemtura Corporation. He is also Chairman of the board of directors of Spectrum Group International, Inc. He previously served on the boards of directors of Virgin Media Inc., Goodman Global Holdings, Inc., Dade Behring Holdings, Inc., Chiquita Brands International, Inc., McLeodUSA LLC and Mandalay Resort Group, among others.

Michael J. Embler (Age 49). Mr. Embler served as the Chief Investment Officer of Franklin Mutual Advisers LLC, an asset management subsidiary of Franklin Resources, Inc., from 2005 to 2009. Mr. Embler joined Franklin Mutual Advisers in 2001 and, prior to becoming Chief Investment Officer in 2005, served as head of its Distressed Investment Group. From 1992 until 2001, he worked at Nomura Holdings America in positions of increasing responsibility culminating in the position of Managing Director co-heading Nomura’s Proprietary Distressed Debt/Special Situations Group. Mr. Embler currently serves on the boards of directors of CIT Group Inc. and NMI Holdings, Inc. He also serves on the board of trustees of The Corlears School, a non-profit institution. Mr. Embler has also served on the boards of directors of Abovenet Inc., Kindred Healthcare Inc. and Dynegy Inc.

Matthew J. Hart (Age 61). Mr. Hart was President and Chief Operating Officer of Hilton Hotels Corporation, a hotel developer and operator, from 2004 until the acquisition of Hilton by the Blackstone Group in 2007. He served as Executive Vice President and Chief Financial Officer of Hilton from 1996 to 2004. Before joining Hilton in 1996, Mr. Hart was Senior Vice President and Treasurer of The Walt Disney Company from 1995 to 1996, and was Executive Vice President and Chief Financial Officer for Host Marriott Corp. from 1993 to 1995. He serves on the boards of directors of Great American Group, Inc. and Air Lease Corporation and is a member of the board of directors of Heal the Bay, a non-profit organization. Mr. Hart served on the boards of directors of America West and AWA from 2004 to 2005, and was elected to the boards of US Airways Group and US Airways in 2006.

Alberto Ibargüen (Age 69). Mr. Ibargüen has served as a director of AMR Corporation and American since 2008. Mr. Ibargüen has served as President and Chief Executive Officer of the John S. and James L. Knight Foundation since July 2005. In this role, he has led the foundation’s support of journalism and civic advancement in 26 U.S. communities. Previously, Mr. Ibargüen served as Chairman of Miami Herald Publishing Co. from 1998 to 2005, a Knight Ridder subsidiary, and as publisher of The Miami Herald and of El Nuevo Herald. He is a director of PepsiCo, Inc., AOL Inc., and the World Wide Web Foundation (based in Switzerland). He previously served as a director of NCL Corporation Ltd. and on the advisory committee of the Public Company Accounting Oversight Board. He is also a former Chairman of the Board of the Public Broadcasting Service and the Newseum in Washington, D.C.

AMR CORPORATION AND US AIRWAYS ANNOUNCE BOARD OF DIRECTORS FOR THE NEW AMERICAN AIRLINES

June 10, 2013

Richard C. Kraemer (Age 69). Mr. Kraemer is President of Chartwell Capital, Inc., a private investment company. Mr. Kraemer served as a director of America West and AWA from 1992 to 2007. He became a member of the boards of US Airways Group and US Airways in 2005. Mr. Kraemer was employed from 1975 until 1996 by U.D.C. Homes, a national homebuilder, in various management positions including President, Chief Operating Officer and Chief Executive Officer. Mr. Kraemer also serves as a member of the board of directors of Knight Transportation, Inc.

Denise M. O’Leary (Age 55). Ms. O’Leary has been a private investor in early stage companies since 1996. From 1983 until 1996, she was employed at Menlo Ventures, a venture capital firm, first as an associate and then as a general partner. She serves as a director of Medtronic, Inc. and Calpine Corporation. Additionally, she serves on the boards of directors of the Corporation for Supportive Housing and the Denver Foundation and is a member of the boards of trustees of the Bonfils-Stanton Foundation and the University of Denver. Ms. O’Leary served as a director of America West and AWA from 1998 to 2007 and became a member of the boards of US Airways Group and US Airways in 2005.

Ray M. Robinson (Age 65). Mr. Robinson has served as a director of AMR Corporation and American since 2005. Mr. Robinson started his career at AT&T in 1968, and prior to his retirement in 2003, he held several executive positions, including President of the Southern Region, its largest region, President and Chief Executive Officer of AT&T Tridom, Vice President of Operations for AT&T Business Customer Care, Senior Vice President of AT&T Outbound Services, and Vice President of AT&T Public Relations. Since 2003, Mr. Robinson has served as Chairman of Citizens Trust Bank of Atlanta, Georgia, the largest African American-owned bank in the Southeastern U.S. and the nation’s second largest. Mr. Robinson is also a director of Aaron’s, Inc., Acuity Brands, Inc., and Avnet, Inc., and he previously served as a director of ChoicePoint Inc.

Richard P. Schifter (Age 60). Mr. Schifter has been a partner at TPG Capital (formerly Texas Pacific Group) since 1994. Prior to joining TPG, Mr. Schifter was a partner at the law firm of Arnold & Porter in Washington, D.C., where he specialized in bankruptcy law and corporate restructuring and represented Air Partners in connection with the acquisition of Continental Airlines in 1993. Mr. Schifter joined Arnold & Porter in 1979 and was a partner from 1986 through 1994. Mr. Schifter is a member of the boards of directors of Republic Airways Holdings Inc., EverBank Financial Corp., American Beacon Advisors, Inc., Direct General Corporation and ProSight Specialty Insurance Holdings, Inc. Mr. Schifter has advised the new American Airlines that he will resign from the board of directors of Republic Airways Holdings Inc. prior to becoming a director of the new American Airlines. Mr. Schifter has also served on the boards of directors of Ryanair Holdings, PLC, America West Holdings, US Airways Group and Midwest Airlines, Inc. Mr. Schifter is also a member of the board of overseers of the University of Pennsylvania Law School and a member of the board of directors of Youth, I.N.C. (Improving Non-Profits for Children).

About the Director Selection Process

The selection process for the Board of Directors of the new American Airlines was established pursuant to the Merger Agreement. In addition to the continuing directors selected by each of the two companies, an eight-member search committee designated by representatives of the Creditors’ Committee and the Ad Hoc Committee of AMR Creditors, among other things, selected five new directors (including the new lead independent director). The firm Heidrick & Struggles was retained to assist with the process. The

AMR CORPORATION AND US AIRWAYS ANNOUNCE BOARD OF DIRECTORS FOR THE NEW AMERICAN AIRLINES

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decisions of the search committee were approved on a consensual basis by all eight search committee members.

About American Airlines

American Airlines focuses on providing an exceptional travel experience across the globe, serving more than 260 airports in more than 50 countries and territories. American’s fleet of nearly 900 aircraft fly more than 3,500 daily flights worldwide from hubs in Chicago, Dallas/Fort Worth, Los Angeles, Miami and New York. American flies to nearly 100 international locations including important markets such as London, Madrid, São Paulo and Tokyo. With more than 500 new planes scheduled to join the fleet, including continued deliveries of the Boeing 737 family of aircraft and new additions such as the Boeing 777-300ER and the Airbus A320 family of aircraft, American is building toward the youngest and most modern fleet among major U.S. carriers. American’s website, AA.com®, provides customers with easy access to check and book fares, and personalized news, information and travel offers. American’s AAdvantage® program, voted Airline Program of the Year at the 2013 Freddie Awards, lets members redeem miles for flights to almost 950 destinations worldwide, as well as flight upgrades, vacation packages, car rentals, hotel stays and other retail products. The airline also offers nearly 40 Admirals Club® locations worldwide providing comfort, convenience, and an environment with a full range of services making it easy for customers to stay productive without interruption. American is a founding member of the oneworld® alliance, which brings together some of the best and biggest airlines in the world, including global brands like British Airways, Cathay Pacific, Iberia Airlines, Japan Airlines, LAN and Qantas. Together, its members serve more than 840 destinations served by some 9,000 daily flights to nearly 160 countries and territories. Connect with American on Twitter @AmericanAir or Facebook.com/AmericanAirlines. American Airlines, Inc. and American Eagle Airlines, Inc. are subsidiaries of AMR Corporation. AMR Corporation common stock trades under the symbol “AAMRQ” on the OTCQB marketplace, operated by OTC Markets Group.

About US Airways

US Airways, along with US Airways Shuttle and US Airways Express, operates more than 3,100 flights per day and serves 198 communities in the U.S., Canada, Mexico, Europe, the Middle East, the Caribbean, Central and South America. The airline employs more than 32,000 aviation professionals worldwide, operates the world’s largest fleet of Airbus aircraft and is a member of the Star Alliance network, which offers its customers more than 21,900 daily flights to 1,329 airports in 194 countries. Together with its US Airways Express partners, the airline serves approximately 80 million passengers each year and operates hubs in Charlotte, N.C., Philadelphia, Phoenix and Washington, D.C. Aviation Week and Overhaul & Maintenance magazine presented US Airways with the 2012 Aviation Maintenance, Repair and Overhaul (MRO) of the Year Award for demonstrating outstanding achievement and innovation in the area of technical operations. Military Times Edge magazine named US Airways as a Best for Vets employer for the past three years. US Airways was, for the third year in a row, the only airline included as one of the 50 best companies to work for in the U.S. by LATINA Style magazine’s 50 Report. The airline also earned a 100 percent rating on the Human Rights Campaign Corporate Equality index for six consecutive years. The Corporate Equality index is a leading indicator of companies’ attitudes and policies toward lesbian, gay, bisexual and transgender employees and customers. For more company information visit usairways.com, follow on Twitter @USAirways or at Facebook.com/USAirways. (LCCG)

Additional Information and Where To Find It

AMR CORPORATION AND US AIRWAYS ANNOUNCE BOARD OF DIRECTORS FOR THE NEW AMERICAN AIRLINES

June 10, 2013

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013 and June 3, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013 and June 3, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial

AMR CORPORATION AND US AIRWAYS ANNOUNCE BOARD OF DIRECTORS FOR THE NEW AMERICAN AIRLINES

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position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Contacts:

AMR Media Relations	US Airways Media Relations
(817) 967-1577	(480) 693-5729
mediarelations@aa.com	media.relations@usairways.com